August 13, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Enzon Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 12, 2012 File No. 000-12957

Dear Mr. Rosenberg:

This letter sets forth the responses of Enzon Pharmaceuticals, Inc. (the “Company”) to the comments raised in the letter dated July 30, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 12, 2012 (the “2011 Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments as set forth in the Comment Letter. To facilitate your review, the Staff’s comments set forth in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Santarus Pharma A/S License Agreement, page 12

1.	We note your disclosure stating that Santarus may terminate the agreement with respect to specific LNA compounds if you do not achieve certain development milestones for that product. Please discuss the development milestones that must be achieved and the timeframe for achieving them as to each of the three pipeline products being developed as a result of this agreement. Also disclose the year in which the royalty term will expire as to each of the three pipeline products in each country where patents have been issued or where patent applications are pending.

Response:

Under the Company’s license agreement with Santaris Pharma A/S (as amended, the “Santaris License Agreement”), the Company has licensed several LNA compounds consisting of messenger ribonucleic acid (mRNA) antagonists directed against novel oncology targets. The three pipeline products being developed as a result of the Santaris License Agreement consist of (i) a mRNA antagonist targeting Hypoxia-Inducible Factor-1 alpha, (ii) a mRNA antagonist targeting Survivin and (iii) a mRNA antagonist targeting the androgen receptor. The other mRNA antagonists to which the Company has rights under the Santaris License Agreement remain in early stages of preclinical study.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

As disclosed in the 2011 Form 10-K, the Santaris License Agreement provides that Santaris Pharma A/S can terminate the agreement with respect to a specific LNA compound if the Company does not achieve certain time-based development milestones for that product. With respect to the three pipeline products, the Company has already achieved these time-based development milestones. Because these milestones have already been achieved, the Company does not consider these milestones relevant information for disclosure to investors. With respect to the other mRNA antagonists licensed under the Santaris License Agreement, the Company has yet to achieve these time-based development milestones. However, because these other mRNA antagonists remain in early stages of preclinical study and it is not known whether or when any of these mRNA antagonists will enter clinical trials, the Company also does not consider these development milestones relevant information for disclosure to investors. Nevertheless, to clarify the above in the Company’s disclosure, the Company proposes to include disclosure to the following effect under “Item 1. “Business – Development and Commercialization Agreements – Santaris Pharma A/S License Agreement” in its next Annual Report on Form 10-K:

“The license agreement provides that Santaris can terminate the agreement with respect to a specific LNA compound provided by Santaris if we do not achieve certain time-based development milestones for that product. These time-based development milestones were achieved for the HIF-1 alpha, Survivin and AR antagonists, but remain to be achieved for the other antagonists licensed under the license agreement.”

With respect to the Staff’s request that the Company disclose the years in which the royalty terms will expire as to each of these three pipeline products, the Company will disclose the years in which the royalty terms will expire as to the mRNA antagonist targeting Hypoxia-Inducible Factor-1 alpha and the mRNA antagonist targeting the androgen receptor. However, in periodic filings subsequent to the 2011 Form 10-K, the Company disclosed that it does not intend to proceed with the clinical development of Survivin at this time. Accordingly, the Company does not believe that disclosure of the year in which the royalty term will expire as to the mRNA antagonist targeting Survivin would be material to investors. In this regard, to address the Staff’s request, the Company proposes to include disclosure to the following effect under “Item 1. “Business – Development and Commercialization Agreements – Santaris Pharma A/S License Agreement” in its next Annual Report on Form 10-K:

“The royalty term for the mRNA antagonist targeting Hypoxia-Inducible Factor-1 alpha will expire in 2023 in the U.S. and countries where patents have been issued or where patent applications are pending. The royalty term for the mRNA antagonist targeting the androgen receptor will expire in 2028 in the U.S. and countries where patents have been issued or where patent applications are pending.”

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

Patents and Intellectual Property Rights, page 15

2.	We note your disclosure indicating that the original patent covering the Company’s PEG technology has expired and that current patents cover improved methods of attaching PEG to therapeutic compounds and PEG-modified compounds that the company has identified or created. It is unclear whether any of these current patents are material to your business. Please provide expiration dates for any of these patents if they are material or, alternatively, please provide a supplemental analysis detailing why they are not material to your business. Also, please provide the jurisdiction and expiration dates of any material patents related to any of the three pipeline products being developed as a result of the agreement with Santarus.

Response:

With respect to the Staff’s request that the Company provide expiration dates for the original patent covering the Company’s PEG technology and current patents covering improved methods of attaching PEG to therapeutic compounds and PEG-modified compounds that the Company has identified or created, based upon the Company’s consideration of the disclosure included in the 2011 Form 10-K and Item 101(c)(1)(iv) of Regulation S-K, the Company does not consider the expiration dates for these patents relevant information for disclosure to investors. Rather, the Company considers the expirations of the Company’s right to receive royalties with respect to these patents to be the most relevant information for disclosure to investors and, accordingly, the Company included this information on pages 12 and 13 of the 2011 Form 10-K.

With respect to the Staff’s request that the Company provide the jurisdiction and expiration dates of any material patents related to any of the three pipeline products being developed as a result of the Santaris License Agreement, the Company proposes to include disclosure to the following effect with respect to the mRNA antagonist targeting Hypoxia-Inducible Factor-1 alpha and the mRNA antagonist targeting the androgen receptor under “Item 1. “Business – Development and Commercialization Agreements – Santaris Pharma A/S License Agreement” in its next Annual Report on Form 10-K:

“The patents related to the mRNA antagonist targeting Hypoxia-Inducible Factor-1 alpha are expected to expire as late as 2026 in the U.S. (not including any patent term extensions) and internationally in 2025 (not including any patent term extensions). The patents related to the mRNA antagonist targeting the androgen receptor are expected to expire as late as 2028 in the U.S. and internationally (not including any patent term extensions).”

For the reasons stated in our response to Comment 1 above, the Company does not believe that disclosure of the jurisdiction and expiration dates of patents related to the mRNA antagonist targeting Survivin would be material to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses- Pipeline, page 45

3.	Please provide us revised proposed disclosure to be presented in future periodic reports that quantifies the costs incurred during each period presented and to date for each of your material R&D programs. Where the sum of the costs incurred by project is materially different than the total R&D expense shown in the financial statements, disclose the nature and amount of the items that comprise this difference.

Response:

With respect to the Staff’s request that the Company provide disclosure that quantifies the costs incurred for each of the Company’s material research and development programs, the Company respectfully advises the Staff that any quantification of research and development costs on a program-by-program basis would be imprecise due to, among other things, overlapping personnel and activities shared by these programs and would involve significant estimations and allocations that are not relevant to the Company’s external financial reporting mechanisms. Accordingly, the Company does not believe it would be appropriate to report research and development costs on a program-by-program basis. However, the Company internally evaluates research and development costs on a program-by-program basis and, accordingly, the Company does provide disclosure indicating whether research and development spending has increased or decreased as compared with the prior period for each of its material research and development programs.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

Notes to Consolidated Financial Statements

(6) Notes Payable, page F-14

4.	Please provide us your analysis indicating why you have not bifurcated a derivative liability for your embedded conversion feature, given that the conversion rate is subject to change. Please reference for us the authoritative literature you rely upon to support your position.

Response:

In order to determine the appropriate accounting treatment, the Company evaluated the Company’s 4% Convertible Senior Notes due 2013 (the “Convertible Notes”) utilizing the framework established under both Accounting Standards Codification (“ASC”) subtopic 470-20 – Debt with Conversion and Other Options and ASC subtopic 815-15 – Embedded Derivatives. The Convertible Notes contain a contingently adjustable conversion ratio (470-20-05-8) under a fundamental change make-whole adjustment provision of the indenture governing the Convertible Notes which required evaluation to determine whether the make-whole adjustment provision qualified as an embedded derivative that must be separated from the Convertible Notes (host contract) and accounted for as a derivative instrument (815-15-25-1).

The analysis that the Company performed under ASC subtopic 815-15-25 led to an evaluation under ASC subtopic 815-10-15 – Scope and Scope Exceptions to determine whether the make-whole adjustment provision met both of the following exemption criteria (815-10-15-74):

•	a contract issued by a reporting entity that is indexed to its own stock, and

•	a contract issued by a reporting entity that (if separated) is classified in stockholders’ equity in its statement of financial position.

The indenture governing the Convertible Notes contains a predetermined table on page 46 which controls and limits the change in the conversion rate in the event of a fundamental change. The stock price on the date of the fundamental change and the time elapsed since the Convertible Notes were issued determine the additional number of shares issuable. This table is a critical element in determining if the exemption criteria have been satisfied.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

The Company determined that the first criterion was met. To arrive at this conclusion, the Company followed the two-step approach in ASC 815-40-15-7 and determined that both steps were met. With respect to Step 2 – Evaluation of Settlement Provisions, paragraph 15-7C states “an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares… for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity’s own stock.” The accounting treatment applied is consistent with the guidance outlined in Example 19 of ASC 815-40-55.

The second criterion required further evaluation under ASC subtopic 815-40-25 – Recognition (paragraph 10) to determine if equity classification was appropriate. After further evaluation, the Company determined that all of the conditions (a) through (g) were satisfied. With respect to condition (c) “Contract contains an explicit share limit,” the maximum number of shares issuable is explicitly stated in the aforementioned conversion table in the indenture governing the Convertible Notes. The Company notes that the make-whole provision allows for additional shares only, and shares are only delivered upon election by the holder to be paid in shares in lieu of the principal and accumulated interest due on the Convertible Notes. There are no cash payments required to “top off” or “make whole” the holder who accepts payment in shares.

Since the make-whole provision met both of the exemption criteria under ASC subtopic 815-10-15, it was not considered to be a derivative instrument requiring separate accounting treatment. Accordingly, the Company has accounted for the Convertible Notes in accordance with ASC subtopic 470-20, which the Company notes includes guidance on accounting for changes in conversion terms contingent on future events should another fundamental change occur.

(18) Significant Agreements,

Sigma-Tau Group, page F-27

5.	Please provide us proposed revised disclosure to be included in future periodic reports that discloses each of your remaining potential milestone receipts and the other information required by ASC 605-25-50-2.

Response:

To address the Staff’s request, the Company proposes the following revised disclosure to be included in future periodic reports (with proposed additions to existing disclosure indicated by underlined text and proposed deletions to existing disclosure indicated by strikethrough text):

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

“Sigma-Tau Group

The Company sold its specialty pharmaceutical business to Klee Pharmaceuticals Inc. (now known as Sigma-Tau PharmaSource, Inc.), Defiante Farmacêutica, S.A. and sigma-tau Finanziaria S.p.A. (collectively, the ~~sigma tau~~Sigma-Tau Group) in January 2010. In addition to the initial sale of assets which has been reflected in the Company’s financial statements for the year ended December 31, 2010, ~~there were~~the sale agreement provides for certain potential future payments due to Enzon ~~that were~~of up to $27.0 million contingent upon the achievement of ~~stated milestones. During the first quarter of 2011, the Company earned a $5.0 million milestone payment resulting from the approval of a supplemental Biologic License Application (sBLA) for the manufacture of SS Oncaspar. Remaining potential milestone payments as of December 31, 2011 were estimated to be $17.0 million. In addition, there are~~the following regulatory approval-related milestones:

•	$5.0 million due for accelerated European Medicines Agency (EMA, formerly known as EMEA) approval, in addition to the amount due for non-accelerated EMA approval, for SC Oncaspar;

•	$5.0 million due for FDA approval for SS Oncaspar;

•	$7.0 million due for FDA approval for SC Oncaspar; and

•	$10.0 million due for non-accelerated EMA approval for SC Oncaspar.

In addition, the sale agreement provides for royalties potentially due to Enzon, beginning in 2010, of 5 to 10 percent on incremental net sales ~~through 2014 by the sigma-tau Group~~ (net sales above a 2009 baseline amount ~~from~~) through 2014 of the four marketed specialty pharmaceutical products ~~Enzon sold to them~~ sold to Sigma-Tau Group.

The Company has no direct involvement in, and no obligations to perform services or activities related to, obtaining the above regulatory approvals or achieving commercial sales for the four marketed products. The Company recognizes revenue only upon notification from Sigma-Tau Group that the conditions necessitating payment of the milestone or royalty were achieved. In the case of the royalty, revenue is recognized in the quarter following the quarter in which the sales occurred.

In late 2010, circumstances emerged that made it unlikely that the $5.0 million due for accelerated EMA approval for SC Oncaspar would be achieved. During the first quarter of 2011, the Company earned the $5.0 million due for FDA approval for SS Oncaspar. Approximately $0.5 million and $0.6 million of royalty revenue were recognized in 2011 and 2010, respectively, pursuant to this provision of the sale agreement. There can be no assurance that the Company will receive any of the remaining $17.0 million of milestone payments or any future royalty revenues beyond ~~that which has been~~those recognized to date ~~will accrue to the benefit of the Company~~.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 13, 2012

~~Also~~At the time of the sale, the Company also entered into a transition services agreement with ~~sigma-tau~~Sigma-Tau Group whereby Enzon would perform product-support research and development services for up to three years and provide various general and administrative functions for up to one year following the closing of the transaction. In consideration for this work, Enzon is being compensated based upon costs incurred plus a mark-up defined in the transition services agreement. The services are performed at the request of Sigma-Tau Group as a convenience to them and could be performed by other companies in this industry with similar capabilities.”

****

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (732) 980-4500.

Very truly yours,

/s/ George W. Hebard III

George W. Hebard III
Interim Principal Executive Officer and Interim Chief Operating Officer

cc:	Sasha Parikh, Staff Accountant

Mark Brunhofer, Senior Staff Accountant

Everson Ladson, Staff Attorney

Jeffrey Riedler, Assistant Director

Charles Conover, Enzon Pharmaceuticals, Inc.

Timothy G. Daly, Enzon Pharmaceuticals, Inc.

Andrew Rackear, Enzon Pharmaceuticals, Inc.

Scott Kain, Enzon Pharmaceuticals, Inc.

Lawrence Goodman, Esq., Curtis, Mallet-Prevost, Colt & Mosle LLP